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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exbange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Growth Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 Utica Avenue South, Suite 950
(No. and Street)

Minneapolis	MN	55416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Neumann (952) 541-0677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 01 2002

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-29

OATH OR AFFIRMATION

I, Marcus E. Jundt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Growth Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAWRENCE A. NEUMANN
NOTARY PUBLIC-MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. GROWTH INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

U.S. GROWTH INVESTMENTS, INC.

Table of Contents

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

Board of Directors and Shareholder
U.S. Growth Investments, Inc.:

We have audited the accompanying statements of financial condition of U.S. Growth Investments, Inc. as of December 31, 2001 and 2000. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of U.S. Growth Investments, Inc. as of December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Minneapolis, Minnesota
February 26, 2002

U.S. GROWTH INVESTMENTS, INC.

Statements of Financial Condition

December 31, 2001 and 2000

Assets	**2001**	**2000**
Cash and cash equivalents	$ 1,220,178	835,430
Commissions receivable	43,725	60,567
Distribution fees receivable	196,365	92,816
Due from Jundt Associates, Inc. (note 2)	482,237	—
Deferred sales commissions	2,524,372	3,118,833
Prepaid commissions expense	20,421	60,675
Total assets	$ 4,487,298	4,168,321
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$ 115,901	103,812
Accrued interest on subordinated loans	615,435	328,913
Unearned commissions revenue	—	39,634
Accounts payable	34,795	27,583
Other accrued expenses	17,200	43,482
	783,331	543,424
Subordinated loans (note 4)	2,850,000	2,850,000
Stockholder's equity (note 5):		
Common stock, authorized 100,000 shares of $.01 par value; issued and outstanding 10,000 shares	100	100
Additional paid-in capital	749,900	749,900
Retained earnings	103,967	24,897
Total stockholder's equity	853,967	774,897
	$ 4,487,298	4,168,321

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

U.S. Growth Investments, Inc. (the Company) was incorporated in the state of Minnesota on April 28, 1995 and is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is wholly owned by James R. Jundt, the principal of Jundt Associates, Inc. (Jundt Associates), an affiliated investment adviser. The Company is the underwriter and distributor of the Jundt mutual funds (the Funds).

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Deferred Sales Commissions

Deferred sales commissions represent sales commissions paid to broker/dealers by the Company for the sale of certain Fund shares sold without a front-end sales commission. These amounts are amortized over five years as commission expense. This corresponds with the period the deferred sales commissions are expected to be recovered from distribution fees from the Funds and contingent deferred sales charges (CDSCs). CDSCs received by the Company from redeeming shareholders reduce unamortized deferred sales commissions first, with any remaining amount recorded as commission revenue.

(2) Related Party Transactions

The Company has an agreement with Jundt Associates that requires Jundt Associates to reimburse the Company for net expenses it incurs, if any, in the promotion and distribution of the Funds. As of December 31, 2001 and 2000, Jundt Associates owed the Company $482,237 and $0, respectively, pursuant to this agreement.

The Company receives underwriting commissions from the sales of shares of the Funds. The Company also receives distribution fees equal to a percentage of average daily net assets from the Funds, pursuant to plans of distribution adopted under Rule 12b-1 of the Investment Company Act of 1940.

Jundt Associates provides the Company with personnel and operational and administrative support.

(Continued)

(3) Income Taxes

The Company has elected to be taxed as an S corporation and, as such, is not subject to federal or state income taxes. The Company's taxable income is included in the individual income tax return of the stockholder.

(4) Subordinated Loans

The borrowings under subordination agreements at December 31, 2001 and 2000 consist of three subordinated notes in the amount of $850,000, $1,000,000, and $1,000,000 with interest rates of 8.08%, 8.30%, and 9.56%, principal amounts and accrued interest are due on February 28, 2002, September 20, 2002, and March 16, 2003, respectively. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. As of December 31, 2001 and 2000, the Company has accrued interest payable of $615,435 and $328,913, respectively, related to the subordinated borrowings.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2001, the Company had net capital of $457,332, which is $405,110 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.71 to 1.

(6) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.